Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name of Corporation	State/Jurisdiction of incorporation
Hauppauge Digital Europe Sarl.	Luxembourg
Hauppauge Computer Works Inc.	New York, USA
Hauppauge Computer Works Gmbh	Germany
Hauppauge Digital Asia Pte Ltd.	Singapore
Hauppauge Computer Works Limited	UK
Hauppauge Computer Works Sarl.	France
HCW Distributing Corp.	New York, USA
Hauppauge Computer Works, Ltd.	British Virgin Islands
Hauppauge Digital Taiwan	Taiwan, ROC